COLONNADE SECURITIES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

June 30, 2025

With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/24__ AND ENDING __06/30/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colonnade Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Cleveland Street, Suite 272

(No. and Street)

Clearwater	FL	33755
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gina M. Cocking	312-953-2658	gcocking@coladv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions

(Name – if individual, state last, first, and middle name)

3111 N. University Drive, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)
4/13/2010		5036	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gina M. Cocking _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colonnade Securities LLC _____, as of 6/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Gina M. Cocking_

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COLONNADE SECURITIES LLC

Facing Page
Oath or Affirmation

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Colonnade Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colonnade Securities LLC as of June 30, 2025, the related statement of income and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Colonnade Securities LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Colonnade Securities LLC's management. Our responsibility is to express an opinion on Colonnade Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colonnade Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedules II Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Colonnade Securities LLC's financial statements. The supplemental information is the responsibility of Colonnade Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedules II, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Colonnade Securities LLC's auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
September 15, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2025

ASSETS

Cash and Cash Equivalents	$364,749
TOTAL ASSETS	**$364,749**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES AND EQUITY

Accounts Payable	$473
Deferred Revenue	182,919
Total Liabilities	**183,392**
MEMBER'S EQUITY	181,357
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$364,749**

See accompanying notes to the Financial Statements.
These financial statements and supplemental information
are deemed confidential pursuant to subparagraph (e)(3)
of Rule 17a-5 of the Securities and Exchange Commission   Page 2

COLONNADE SECURITIES LLC

STATEMENT OF INCOME
For the Year Ended June 30, 2025

REVENUES	
Investment Banking Fees	$ 4,199,716
OPERATING EXPENSES	
Consulting Fees	1,271,364
Shared Service Expenses	1,112,568
Other Operating Expenses	26,112
Professional Fees	15,000
Total Operating Expenses	2,425,044
TOTAL OPERATING INCOME	1,774,672
OTHER INCOME	
Other Income	59,170
NET INCOME	$ **1,833,842**

COLONNADE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2025

BALANCE, July 1, 2024	$	682,515
Net Income		1,833,842
Member Distributions		(2,335,000)
BALANCE, June 30, 2025	**$**	**181,357**

See accompanying notes to the Financial Statements.
These financial statements and supplemental information
are deemed confidential pursuant to subparagraph (e)(3)
of Rule 17a-5 of the Securities and Exchange Commission   Page 4

COLONNADE SECURITIES LLC

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$1,833,842
Adjustments to reconcile net income to net cash provided by operating activities	
Change in:	
Accounts Receivable	25,000
Accounts Payable	(6,088)
Deferred Revenue	(130,972)
Net Cash Provided by Operating Activities	**1,721,782**
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(2,335,000)
Cash used in Financing Activities	**(2,335,000)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**(613,218)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	977,967
CASH AND CASH EQUIVALENTS, END OF YEAR	**$364,749**

See accompanying notes to the Financial Statements.
These financial statements and supplemental information
are deemed confidential pursuant to subparagraph (e)(3)
of Rule 17a-5 of the Securities and Exchange Commission   Page 5

COLONNADE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2025

NOTE 1 - Nature of Operations

Colonnade Securities LLC (the Company) was formed on August 23, 2002 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with Colonnade Advisors LLC (the Member) on August 30, 2007. Colonnade Advisors LLC is the sole member of the Company. The Company is approved as a FINRA/SEC member firm. As a capital acquisitions broker, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standard Board ("FASB").

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. At June 30, 2025, the Company's uninsured cash balances amounted to $364,749. For the year ended June 30, 2025, Colonnade Securities LLC recognized $59,170 interest income earned from short-term investments.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment Banking Fees

M&A advisory fees. The Company provides advisory services on M&A. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Success fees, discretionary fees, and earnout fees are recognized at the point in time when it is probable that a significant reversal of those revenues would not occur in a future period which is normally on the closing date of the transaction or when the contract is cancelled. In

See accompanying notes to the Financial Statements.
These financial statements and supplemental information
are deemed confidential pursuant to subparagraph (e)(3)
of Rule 17a-5 of the Securities and Exchange Commission

Page 6

COLONNADE SECURITIES LLC

some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities are recognized into revenue as the services are provided to the customer.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivables are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments -Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected losses in certain circumstances.

The Company identified accounts receivable which is carried at amortized cost as in scope for consideration under ASC Topic 326. The allowance for credit losses is based on the company's expectation of the collectability of financial instruments carried at amortized cost including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards.

The Company had no accounts receivable at June 30, 2025.

Income Tax

As a limited liability company, the Company elected to be treated as an S-Corp.; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended June 30, 2025. Income tax returns have been filed for the calendar year ending December 31, 2023. Income Tax Returns filed or to be filed by the Company's sole member for the years ended December 31, 2024 remain open and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accompanying notes to the Financial Statements.
These financial statements and supplemental information
are deemed confidential pursuant to subparagraph (e)(3)
of Rule 17a-5 of the Securities and Exchange Commission.   Page 7

Exemptive Provision

The computation for determination of the reserve requirement under Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073 because we do not hold customer funds or safekeep securities. The information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements and did not have a material impact on the financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

Significant Judgments

Revenue from contracts with customers includes fees for advisory services on mergers and acquisitions (M&A) and capital raises. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 3 - Related Party Transactions

The Company has an expense sharing agreement with its member. During the year ended June 30, 2025, the member provided office space and various administrative and operating services to the Company for $1,112,568.

NOTE 4 - Concentrations

During the year ended June 30, 2025, the Company had two clients that accounted for 89% of revenues. The Company had $0 in accounts receivable on June 30, 2025.

NOTE 5 - Contingencies

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is not currently involved in any legal proceedings or investigations as of June 30, 2025.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6

See accompanying notes to the Financial Statements.
These financial statements and supplemental information
are deemed confidential pursuant to subparagraph (e)(3)
of Rule 17a-5 of the Securities and Exchange Commission.   Page 7

2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On June 30, 2025, the Company had net capital of $181,357 which was $169,131 in excess of its minimum required net capital of $12,226. The Company's aggregate indebtedness for the year ended June 30, 2025 was 1.0112 to 1.

NOTE 7- Revenue from Contracts with Customers

Revenues from retainer fees are recognized over time utilizing GAAP revenue recognition standards and totaled $470,972 for the current year. Revenues from success fees, discretionary fees and earnout fees for the current year were $3,728,744. Success fees are earned and recognized once the performance stated in the engagement letter is met. Earnout fees are earned and recognized if the performance stated in the closing agreement has been met.

Beginning balance of Deferred Revenues was $313,890. Net customer receipts during the year recorded in Deferred Revenues totaled $340,000. Amounts removed from deferred revenues and recognized as revenues totaled $470,972 resulting in the ending balance of Deferred Revenues of $182,919.

Note 8 – Segment Reporting

The Company is engaged in a single line of business of investment banking. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 9 – Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since June 30, 2025, through September 15, 2025 and determined that there are no material events that would require adjustment to or disclosures in the Company's financial statements.

See accompanying notes to the Financial Statements.
These financial statements and supplemental information
are deemed confidential pursuant to subparagraph (e)(3)
of Rule 17a-5 of the Securities and Exchange Commission.   Page 7

SUPPLEMENTAL INFORMATION

COLONNADE SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of and for the Year Ended June 30, 2025

NET CAPITAL

Member's Equity		$181,357
Net Capital		**$181,357**
Net Capital Requirement (Minimum)		12,226
Capital in Excess of Minimum Requirement	$	169,131

AGGREGATE INDEBTEDNESS

Accounts Payable & Deferred Revenues	$183,392
Total Aggregate Indebtedness	**$183,392**
Minimum required net capital (higher of $5,000 or 6 /23% of aggregate indebtedness)	12,226

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   **101.12%**

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on Form 17a-5, Part IIA.

See independent registered public accounting firm's report.

COLONNADE SECURITIES LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2025

COMPUTATION FOR DETERMINATION OF THE RESERE REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of FN 74.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of FN 74.

COLONNADE SECURITIES LLC

600 Cleveland Street, Suite 272
Clearwater, FL 33755

Exemption Report

September 15, 2025

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Colonnade Securities LLC claims exemption from SEC Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073 for the period from July 1, 2024 through June 30, 2025 because we do not hold customer funds or safekeep securities. Footnote 74 states: " There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report.". Colonnade Securities met the exemption provisions under Footnote 74 to SEC Release 34-70073 for the period July 1, 2024 through June 30, 2025, without exception.

Kindest regards,

Gina M. Cocking
CEO



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Colonnade Securities LLC:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **Colonnade Securities LLC** (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

We have served as **Colonnade Securities LLC's** auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
September 15, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Members of **Colonnade Securities LLC:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2025. Management of **Colonnade Securities LLC** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

We have served as **Colonnade Securities, LLC's** auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
September 15, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary entities McNamara and Associates, LLC (referred together as "AD LLC") and AbitOs Advisors, LLC ("AbitOs Advisors"), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provides tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.